FISKER INC.

1888 Rosecrans Avenue

Manhattan Beach, CA 90266

December 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram, Legal Branch Chief

Thomas Jones, Staff Attorney

Re:	Fisker Inc.

Registration Statement on Form S-1

File No. 333-249981

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Fisker Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-1 to become effective on Wednesday, December 9, 2020, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

The Company hereby authorizes Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP at (617) 880-2219.

If you have any questions regarding this request, please contact Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP at (617) 880-2219.

Very truly yours,

FISKER INC.

By:	/s/ Geeta Gupta
Name:	Geeta Gupta
Title:	Chief Financial Officer

cc:	Henrik Fisker, Fisker Inc.

Mitchell Zuklie, Orrick, Herrington & Sutcliffe LLP

Albert Vanderlaan, Orrick, Herrington & Sutcliffe LLP